Unique Technology Driving High Growth December 2002

James Hardie A Brief History Predecessor company established 1888 Listed on ASX 1951 Paid a dividend every year Developed fibre cement 1980s - world first Entered USA market late 1980s Today...a focussed world leader in fibre cement

James Hardie An Emerging Growth Company Annual turnover US$710m Total assets US$980m 20 operations in 5 Pacific Rim countries 2,400 employees Market cap US$1.6 billion (A$3 billion) ASX Top 50 company Net Sales (US$ million) FY02 EBIT* (US$ million) FY02 Operational EBIT of R&D and other was a loss of US$18.2 million * Before restructuring and other operating expenses

JHX - A Transformed Company Restructured for Fibre Cement Focus and Growth All non-core businesses sold 1996-2002 proceeds 96-02 US$800 million profit over book 96-02 US$170 million Asbestos Foundation established 2001 future claims separately funded no future liability - no provision required New corporate structure established 2001 higher after tax returns ASX primary listing with full index weighting ADR's listed on NYSE Fibre Cement is our business

Focussed on Fibre Cement Attractive Investment Attributes Sustainable competitive advantage High growth targets Unique proprietary technology Strong cashflows and balance sheet Reduced cyclical risk Relentless competitive will to win

First to Develop Fibre Cement James Hardie pioneered the development of fibre cement technology in the 1980s Fibre Cement Sand Cellulose Fibre Water Portland Cement

Many Product Applications External siding/soffit lining Internal wall/floor wet area lining Trim and fascia Ceiling lining and flooring External/internal wall systems Partitioning Commercial facades Decorative columns Fencing Drainage pipes

Superior Product Performance Fibre Cement is more durable than wood and engineered wood Fibre Cement Superior Durability Moisture Resistant Fire Resistant Weather Resistant Termite Proof Won't Warp Won't Crack Won't Rot Holds Paint Longer Won't Delaminate ? ? ? ? ? ? ? ? ? ? ? ? ? ? ? ? ? ? Engineered Wood

Superior Product Performance Fibre Cement looks and performs better than vinyl Vinyl Fire Resistant Hail Resistant Wind Resistant Won't Warp Won't Buckle Colour Lasts Longer Strong and Rigid Expands/Contracts Withstands Impact Dimensional Stability Won't Blister Won't Crack ? ? ? ? ? ? ? ? ? ? ? ? ? ? ? ? ? ? ? ? ? ? ? ? Fibre Cement

Unique Technology and Scale Sustainable Competitive Advantage Unique plant engineering and proprietary process technology and product formulations Unique differentiated products, widest range and strongest brand Superior capital cost efficiency - plant capital cost 1/2 that of competitors Largest, lowest cost manufacturer - plant operating cost 20-30% lower than competitors Only national producer in each market Superior economies of scale - plants 2-3 times larger than competitors

R&D is a Key Driver of Growth Capabilities and resources 120 scientists, engineers and technicians 30% increase in spend to US$21 million in FY03 - 3% of sales Core projects new proprietary engineered raw materials new proprietary product formulations new engineering and proprietary process technologies lightweight and durable products for all climates Creating the Future

Vision and Strategy Our Goal is Global Leadership in Fibre Cement Aggressively grow the market for fibre cement Secure differentiated positions by leveraging: technology products scale cost market position brand recognition Targets - high volume, rapid growth, largest share Sustain attractive margins

USA Fibre Cement Strong Performance 400 420 440 460 480 1997 1998 1999 2000 2001 2002 Average Price US$/msf 0 100 200 300 400 500 1997 1998 1999 2000 2001 2002 Sales Growth US$m * Before restructuring and other operating expenses 0 20 40 60 80 100 120 1997 1998 1999 2000 2001 2002 0 5 10 15 20 25 EBIT US$m EBIT Margin % * 200 400 600 800 1000 YEAR 3/90 12/02 Volume Growth (mmsf)

Largest and Lowest Cost James Hardie is uniquely advantaged in North America - the largest framed construction market in the world Plant Locations James Hardie Tacoma, WA Fontana, CA Plant City, FL Waxahachie, TX Cleburne, TX Peru, IL Blandon, PA Summerville, SC Flat Sheet Plants Capacity (mmsf) Fontana, California 180 Plant City, Florida 300 Cleburne, Texas 500 Tacoma, Washington 200 Peru, Illinois 400 Waxahachie, Texas 360 * Blandon, Pennsylvania 200 * Summerville, South Carolina 190 Flat Sheet Total 2,330 FRC Pipe Plant Plant City, Florida 100,000 tons * Upgrade in progress - includes capacity being added * Upgrade in progress - includes capacity being added Plant Capacity

High Category Share - Low Market Share Total Siding Market Share 1994 Fibre Cement 1% Hardboard 13% Brick 9% Stucco 8% Cedar 7% OSB 7% Plywood/Other 6% Masonry 3% Vinyl 46% 2002 Brick 8% Stucco 7% Masonry 2% Hardboard 9% Fibre Cement 13% OSB 3% Plywood/Other 3% Cedar 5% Aluminium 1% Vinyl 49%

Low Shares of Large Markets Product Category Market Size (bsf) New Construction - Siding, Fascia & Soffits 3.5 - Trim 1.3 Total New 4.8 Repair & Remodel - Siding, Fascia & Soffits 3.9 - Trim 1.6 Total R&R 5.4 Grand Total 10.2 bsf bsf = JH standard feet in billion square feet bsf = JH standard feet in billion square feet

8% Market Growth - R&R Growing Faster USA Exterior Products Market 11.0 bsf Repair & Remodel 55% New Construction 45% USA Exterior Products Market 10.2 bsf Repair & Remodel 53% Repair & Remodel 53% New Construction 47% James Hardie - Sales Mix New vs R&R New Construction 80% Repair & Remodel 20% James Hardie - Sales Mix New vs R&R New Construction 70% Repair & Remodel 30% 2002 2007

North Growing Faster South 80% North 20% Exterior Products 2002 James Hardie North/South Sales Mix Exterior Products 2007 James Hardie North/South Sales Mix North 30% South 70%

Overall Share Could Double in 5 Years 2002 James Hardie Share USA Exterior Products Market 10.2 bsf 2007 James Hardie Share USA Exterior Products Market 11.0 bsf James Hardie 11% Other 89% James Hardie 20% Other 80%

Backer Could Grow Even Faster 2002 USA Interior Cement Board Market 0.95bsf 2007 USA Interior Cement Board Market 1.1bsf James Hardie 20% Other 80% James Hardie 40% Other 60%

Asia Pacific Fibre Cement Asia is a large market with significant growth potential Asia Pacific Fibre Cement = 25% of sales, 18% of EBIT Australia/New Zealand restructured to reduce cost and generate growth Regional structure in place to drive exports and market development Brisbane 180 mmsf (48.5 thousand tonnes - Pipes) Sydney 190 mmsf Auckland 90 mmsf Manila 120 mmsf Sales Offices Korea Taiwan Manila Malaysia Papua New Guinea Brisbane Perth Sydney Adelaide Auckland Melbourne

Asia Pacific Fibre Cement Strong Position and Growth Potential High share of fibre cement sales Australia 70% New Zealand 85% Philippines 95% But fibre cement has low but growing share of building materials markets eg. Australia 1.5% And fibre cement has upside to grow against asbestos cement which still commands 88% of an 8 billion square foot market There is a large and as yet untapped market for fibre cement in Asia, driven by: progressive ban on asbestos trends to lightweight, lower cost construction

Philippines and Asia Manufacturing plant commissioned 1999 FY02 sales US$18.2 million Fibre cement as substitute for plywood 22% market share domestically Exports growing fast to Korea, Taiwan, Hong Kong Establishing low cost regional manufacturing hub New Growth Horizons

Chile and South America Manufacturing plant commissioned 2001 Low cost manufacturing, rapid market penetration From zero base our target is market leadership 20% share already achieved Longer term, regional business planned in South America Targeting US$100 - US$200 million in sales in the long term New Growth Horizons

Pipes USA manufacturing plant commissioned 2001 Product advantaged vs reinforced steel concrete pipes Lower cost to make and install Long term targets national business 4-5 manufacturing plants large share of US$2 billion market New Growth Horizons

Roofing New Growth Horizons USA market entry planned Development of fibre cement roofing technology US roofing market 11 bsf (US siding market 10.2 bsf) Initial target market 1.5 bsf to compete with wood shake superior durability and fire performance

Longer Term Worldwide trend towards lightweight, framed construction and more energy efficient materials Fibre cement replacing large asbestos cement (AC) market New Growth Horizons Current Total Market Current AC Asia 8.0 bsf 88% North America 1.1 bsf 0% South America 2.0 bsf 80% Europe 3.0 bsf 35% Australasia 0.3 bsf 0%

FY03 Half Year Results Strong Growth Momentum Continuing USA Fibre Cement USA Fibre Cement USA Fibre Cement USA Fibre Cement USA Fibre Cement USA Fibre Cement Revenue Revenue up 36% Volume Volume up 36% EBIT EBIT up 52% EBIT Margin EBIT Margin 26% Asia Pacific Fibre Cement Asia Pacific Fibre Cement Asia Pacific Fibre Cement Asia Pacific Fibre Cement Asia Pacific Fibre Cement Asia Pacific Fibre Cement Australia Australia Australia Australia Revenue up 26% EBIT up 57% New Zealand New Zealand New Zealand New Zealand Revenue up 41% EBIT up 44%

FY03 Half Year Results Strong Growth Momentum Continuing Total Company Total Company Revenue Up 34% Gross Profit Up 45% EBIT Up 148% Net Profit * US$46.5 million EPS 10.2c ROSF 35.1% ROCE 26.3% EBIT/Sales 17.8% EBIT/Assets 14.8% Gearing (24.1%) Net Interest Cover 13.4x Continuing businesses only

FY02 Actual FY03 Broker Forecasts FY03 Broker Forecasts FY03 Broker Forecasts US$ Million High Low Mean Sales Growth % 607 12% 823 36% 773 27% 794 31% EBIT Growth % EBIT Margin % 75* 33% 12% 135 80% 17% 128 71% 16% 131 75% 16.5% Net Profit 27 90 82 86 Broker Forecasts are as at September 2002 and include forecasts by ABN Amro, CSFB, Deutsche, JPMorgan, Merrill Lynch, JBWere, UBS Warburg, Saloman Smith Barney and Macquarie Market Forecasts * Before restructuring and other operating expenses

High Growth and Attractive Returns Targeted Long Term Financial Targets Revenue growth > 15% p.a. EBIT Margins > 15% ROA > 15%

Disclaimer This presentation contains forward-looking statements. Words such as "believe,'' "anticipate,'' "plan,'' "expect,'' "intend,'' "target,'' "estimate,'' "project,'' "predict,'' "forecast,'' "guideline,'' "should,'' "aim'' and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors, which are further discussed in our reports submitted to the Securities and Exchange Commission on Forms 20-F and 6-K and in our other filings, include but are not limited to: competition and product pricing in the markets in which we operate; general economic and market conditions; compliance with, and possible changes in, environmental and health and safety laws; dependence on cyclical construction markets; the supply and cost of raw materials; our reliance on a small number of product distributors; the consequences of product failures or defects; exposure to environmental or other legal proceedings; and risks of conducting business internationally. We caution you that the foregoing list of factors is not exclusive and that other risks and uncertainties may cause actual results to differ materially from those contained in forward-looking statements. Forward-looking statements speak only as of the date they are made.

Unique Technology Driving High Growth December 2002